UNITED STATES
SECURITIES AND EXCHANGE CO
Washington, D.C. 20549

09056097

·PPROVAL
: 3235-0123
·ebruary 28, 2010
·erage burden
·ponse...... 12.00

ANNUAL AUDITED R
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Farm VP Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three State Farm Plaza, N-1
(No. and Street)

Bloomington	Illinois	61791-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Grizzle 309-766-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	Illinois	60606-2807
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
MAR 2 2009
503

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Grizzle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Farm VP Management Corp., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Beverly A. Baley
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 08/19/12

[signature]
Signature

Assistant Sec./Treas.
Title

Beverly A. Baley
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Farm VP Management Corp.
Index
December 31, 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
State Farm VP Management Corp.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of State Farm VP Management Corp. (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. and, as disclosed in the financial statements, has extensive transactions and relationships with State Farm Mutual Automobile Insurance Company and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2009

State Farm VP Management Corp.
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 26,852,609
Receivable from funds for 12b-1 fees	945,277
Receivable from Parent	1,059,010
Receivables from other affiliates and associated partnership	9,006,350
Prepaid commission expense	5,338,336
Deferred tax asset	3,576,614
Other assets	32,196
Total assets	$ 46,810,393
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliates	$ 18,786,649
Other payables	32,802
Total liabilities	$ 18,819,452
Stockholder's equity	
Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding	$ 10,000
Additional paid-in capital	164,190,000
Accumulated deficit	(136,209,059)
Total stockholder's equity	27,990,941
Total liabilities and stockholder's equity	$ 46,810,393

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Operations
Year Ended December 31, 2008

Revenue	
Commissions	
Retail funds	$ 18,975,491
Variable Products funds	7,348,018
Phoenix Home Life	34,426,519
529 Plans	1,577,704
12b-1 fees	13,594,589
Dividend income	635,964
Total revenue	76,558,285
Expenses	
Commissions	
Retail funds	16,312,582
Variable Products funds	6,410,418
Phoenix Home Life	18,083,994
529 Plans	667,945
Administrative expense - Insurance Placement Services, Inc.	8,142,017
Agency incentives and bonuses - Retail funds	5,660,278
Agency incentives and bonuses - Variable Products funds	937,600
Agency incentives and bonuses - Phoenix Home Life	8,200,507
Department salaries and benefits	20,317,967
Other allocated shared company expenses	4,674,198
Advertising and marketing	6,563,855
General and administrative and other	1,869,733
Office equipment and rent	1,469,023
Regulatory fees	1,814,972
Systems support and maintenance	263,604
Total expenses	101,388,696
Loss before income taxes	(24,830,410)
Income tax benefit	8,579,821
Net loss	$ (16,250,589)

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2007	$ 10,000	$ 139,190,000	$(119,958,470)	$ 19,241,530
Contribution of capital from parent		25,000,000		25,000,000
Net loss			(16,250,589)	(16,250,589)
Balance at December 31, 2008	$ 10,000	$ 164,190,000	$(136,209,059)	$ 27,990,941

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net loss	$ (16,250,589)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in receivable from funds for 12b-1 fees	359,905
Decrease in receivable from Parent	654,203
Increase in receivable from other affiliates and associated partnership	(1,367,818)
Decrease in prepaid commission expense	1,218,291
Increase in deferred tax asset	(1,280,506)
Decrease in other assets	37,189
Increase in payable to affiliates and other payables	2,014,520
Net cash used in operating activities	(14,614,805)
Cash flows from financing activities	
Contribution from parent	25,000,000
Net cash provided by financing activities	25,000,000
Net increase in cash and cash equivalents	10,385,195
Cash and cash equivalents	
Beginning of year	16,467,414
End of year	$ 26,852,609

The accompanying notes are an integral part of these financial statements.

1. General Information

State Farm VP Management Corp. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. ("SFIMC"). SFIMC is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company ("SFMAIC").

The Company was formed for the purpose of underwriting and distributing certain securities products for SFMAIC and other affiliates. The Company sells and services its variable annuity and variable life products only through an independent contractor agency force of its affiliates; State Farm Life Insurance Company ("SFL") and State Farm Life and Accident Assurance Company ("SFLAAC"), which are wholly-owned subsidiaries of SFMAIC. The Company ceased distribution of new variable annuities and variable life products for SFL and SFLAAC on October 1, 2008; however, the Company will continue to service these variable annuities and variable life products.

The Company also distributes retail mutual funds to the general public. The 16 mutual funds offered through the State Farm Retail Mutual Fund Trust ("SFMFT") are: State Farm Equity Fund, State Farm Small/Mid Cap Equity Fund, State Farm International Equity Fund, State Farm S&P 500 Index Fund, State Farm Small Cap Index Fund, State Farm International Index Fund, State Farm Equity and Bond Fund, State Farm Bond Fund, State Farm Tax Advantaged Bond Fund, State Farm Money Market Fund, State Farm LifePath® Income Fund, State Farm LifePath 2010® Fund, State Farm LifePath 2020® Fund, State Farm LifePath 2030® Fund, State Farm LifePath 2040® Fund and State Farm LifePath 2050® Fund.

To fund ongoing operations, the Company received additional capital contributions of $25 million from SFIMC during 2008. SFIMC has committed to fund additional capital contributions as needed during 2009 while the Company remains in a net operating loss position.

The Company has a sales agreement with Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life") and Insurance Placement Services, Inc. ("IPSI") to sell Phoenix Home Life variable annuities and variable life products to sophisticated investors. IPSI, a wholly owned subsidiary of SFMAIC, is an affiliate of the Company who provides administrative services for the variable annuity and life products.

The Company offers The State Farm College Savings Plan (the "Plan"). The Plan is sponsored by the State of Nebraska and administered by the Nebraska State Treasurer. The Plan is established in cooperation with the Company, and an associated partnership with OFI Private Investments ("OFIPI"), a subsidiary of Oppenheimer Funds Inc., and the State of Nebraska, pursuant to which the Company offers classes of shares in a series of accounts within the Nebraska Educational Savings Plan Trust (the "Trust") that are managed and distributed by Oppenheimer Funds Distributor, Inc. ("OFDI" and together with OFIPI "Oppenheimer"). Prior to November 1, 2008 accounts were managed and distributed by AIM Capital Management, Inc. ("AIM") and its affiliates. The Trust offers other accounts that are not affiliated with the Plan.

2. Significant Accounting Policies

a. Cash and cash equivalents, which represent investments with original maturities of three months or less, are invested in a money market fund and are considered to approximate their fair value due to their short-term nature and generally negligible credit losses.

b. The fair value of financial assets and liabilities are considered to approximate their respective carrying values due to their short-term nature.

c. The Company implemented Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157), effective January 1, 2008. FAS 157 defines fair value as the price that would be received upon selling an investment in a timely transaction to an independent buyer in the principle or most advantageous market of the investment. The effect of adopting FAS 157 was not material to the Company's financial position or results of operations. The Company's financial assets carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by FAS 157 which prioritizes the inputs to valuation techniques used to measure fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are summarized below:

- Level 1 – Observable inputs that reflect unadjusted quoted prices for identical securities in active markets.
- Level 2 – Observable inputs other than quoted prices included in level 1 such as quoted prices for similar securities; interest rates, prepayment schedules, and credit risk for fixed income securities; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 – Unobservable inputs including the Company's own assumptions in determining the fair value of investments.

Assets measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total 12/31/2008
Money Market Funds	$26,852,609			$26,852,609

Level 1 Measurements:

Level 1 money market funds: actively traded market funds that have daily quoted net asset values for identical assets.

d. Dividend income earned on the money market fund is recorded as income on the ex-dividend date.

e. Commission revenue is recognized when earned and related expenses are recorded when incurred on variable annuity and life insurance sales and mutual fund sales. Class A and Legacy Class A shares of the SFMFT are sold with a front-end sales charge. This represents commission income to the Company, a significant portion of which is paid to the registered representative within the independent contractor agency force with the remaining retained by

the Company. Class B and Legacy Class B shares of the SFMFT are sold without a front-end sales charge. The appropriate commission is paid to the registered representative at the time of sale; however, the commission expense is amortized over a five-year period to correlate with the additional revenue resulting from the larger 12b-1 fee that is assessed on these shares for the first eight years from the purchase date. In addition, the Class B and Legacy Class B shares are subject to a Contingent Deferred Sales Charge ("CDSC"). The CDSC is collected when these shares are redeemed within the first six years of the purchase date and is recorded as commission revenue at that time.

Under the sales and servicing agreement with IPSI, commission income on the Phoenix Home Life products is paid to the registered representative within the independent contractor agency force, with the remaining remitted to IPSI as an administrative expense generating a zero net income effect in the Company's statement of operations. Under the sales and servicing agreement with the Life variable products affiliates, commission income on the variable annuity and variable life products is paid to the registered representative within the independent contractor agency force generating a zero net income effect in the Company's Statement of Operations.

Under the selling agent agreement with AIM and effective November 1, 2008, Oppenheimer, commission income on AIM and Oppenheimer 529 Plan products is paid to the registered representatives within the independent contractor agency force with the remaining remitted to the Company as commission fee income.

f. The Company recognizes other income for the 12b-1 distribution fees on the shares in the retail mutual funds. Shares are charged fees at an annual percentage rate of the average daily net assets to compensate the Company for certain distribution and shareholder servicing expenses.

g. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("SFAS 109"). The Company records federal tax accounts in accordance with the tax agreement with SFMAIC. The method of allocation for the federal current tax accounts, including deferred tax assets related to tax credit or loss carryovers ("tax attributes"), is based upon the Company's contribution to the consolidated tax liability, with current credit for losses. The method of allocation for the deferred tax accounts, excluding tax attributes but including any required valuation allowance, is based on the Company's contribution to the consolidated temporary difference for each item giving rise to a deferred tax asset or liability.

The Company joins with SFMAIC in the filing of a consolidated Federal income tax return. Intercompany Federal income tax balances are settled as follows: 1) intercompany federal income tax receivable or payable that is related to the current year is settled within ninety (90) days of recognition; 2) any refund of prior year Federal income tax is settled within thirty (30) days of receipt of the refund by SFMAIC; and 3) any payment of prior year Federal income tax is settled within thirty (30) days of payment by SFMAIC.

The Company files state income tax returns in 44 states and the District of Columbia ("D.C."). In 17 of those states, the Company is required to join affiliated companies in a combined/consolidated filing. In 4 of the 17 combined/consolidated states (Alaska, Arizona, Florida, and Illinois), the Company will not receive a current tax benefit for its state net

operating losses that are utilized in the combined/consolidated filings until the Company has a profitable year. The Company will not incur any current tax expense in a profitable year until the Company's taxable income exceeds the accumulated net operating losses that have been utilized in the combined/consolidated filings in prior years. The Company files separate company tax returns in the remaining 27 states and D.C.

The method of allocation for the state tax account balances, including the assessment of the realizability of state deferred tax assets, is determined on a separate company basis. The Company has recorded a valuation allowance for the full amount of the state deferred tax asset (net of federal income taxes) of $11,020,741. The Company is projecting that it will not generate sufficient taxable income within the statutory carryforward period to benefit from the loss carryforwards in certain states.

h. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

i. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

j. SFMAIC and its affiliates currently provide post-career benefits in the form of health care and life insurance. Eligible former employees, eligible former agents and their eligible dependents currently may participate in these plans. The Company is allocated a portion of the total post-career benefits provided by SFMAIC and its affiliates.

The Company's share of the net post-career benefit cost for the year ended December 31, 2008 was $1,787,086, and included paid benefits, the expected cost of the potential health care and life insurance benefits for newly eligible post-career associates, interest cost and amortization of the transition obligation.

At December 31, 2008, the Company's share of the unfunded post-career benefit obligation attributable to the potential health care and life insurance benefits for post-career associates was $4,987,028.

k. In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("FIN 48"). On February 1, 2008, the FASB issued FASB Staff Position FIN 48-2, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, allowing deferral of the implementation of FIN 48. On December 30, 2008, the FASB issued FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises ("FSP 48-3"), which once again deferred the effective date of FIN 48 to fiscal years beginning after December 15, 2008. The Company has elected this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimable. FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits

of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company expects to adopt the provisions of FIN 48 effective January 1, 2009. Adoption of FIN 48 is not expected to have a material effect on the Company's results of operations or financial position.

3. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2008, the Company had net capital of $16,456,207 which was $15,201,660 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 1.14 to 1, which is in excess of the minimum requirement at December 31, 2008.

4. Income Taxes

The components of the income tax benefit are as follows:

Current income tax benefit	
Federal	$ 7,299,315
State	-
	7,299,315
Deferred income tax benefit	
Federal	1,280,506
State	-
	1,280,506
Net income tax benefit	$ 8,579,821

The components of federal and state deferred income tax assets and liabilities allocated under the prescribed methodology are as follows:

Deferred tax assets	
Agency deferred compensation	$ 848,933
State income tax net operating losses carried forward, net of federal benefit	7,111,672
Post retirement beneft	1,906,164
Accrued self-insurance expense	90,086
Supplemental retirement benefit	105,553
Accrued vacation expense	692,483
Other assets	13,102
Gross deferred tax assets	10,767,993
Valuation allowance	(7,191,379)
Net deferred tax assets	$ 3,576,614

A reconciliation of the income taxes benefit computed at the statutory rates compared to the actual income tax benefit is as follows:

	Amount	%
Federal income tax benefit at statutory rate	$ 8,690,644	35.00%
Increase (decrease) resulting from		
Change in prior year tax returns	(173,732)	(0.70%)
Non-deductible lobbying and meals and entertainment expense	(27,245)	(0.11%)
Non-taxable Medicare subsidy	92,838	0.37%
Other	(2,684)	(0.01%)
Income tax benefit	$ 8,579,821	34.55%

At December 31, 2008, VPMC (the Company) had no net federal operating loss carryforwards.

5. Transactions with Affiliates and Associated Partnership

At December 31, 2008, the Company had amounts due to/from SFMAIC, affiliates and an associated partnership for commissions, agents' incentives, income taxes and general expenses resulting from the sales of variable annuity and variable life products and retail mutual fund products. The cost of Financial Service Advisors ("FSA"), Field Compliance Coordinators ("FCC") and Internal Sales Support ("ISS") are also included in these expenses. The FSAs provide training to agents on the sale of financial products and the FCCs perform reviews of agents' work products and procedures to ensure regulatory compliance. ISS assists agents with questions related to the sale of the retail mutual funds.

Many expenses appearing within the accompanying statement of operations are allocated from SFMAIC or other affiliates. The Company, SFMAIC, SFL and State Farm Indemnity Company ("SFIC") are parties to a servicing agreement whereby SFMAIC, SFL and SFIC provide certain services and office space to the Company. The Company and these affiliates share certain

administrative, occupancy, advertising and marketing expenses. The allocation of these expenses is determined through usage studies and is included in the accompanying statement of operations. The payable to Parent (SFMAIC) included in the accompanying Statement of Financial Condition represents expense allocations net of reimbursement to the Company for the use of its NOL. The amounts due/to from SFMAIC, affiliates and an associated partnership settle monthly except for the payable to SFMAIC for the agents' incentives and bonuses that is settled once per year.

6. Indemnifications and Warranties

In the ordinary course of its business, the Company has entered into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The maximum exposure to the Company under these provisions is unknown as this would involve future claims that have not yet occurred.

7. Securities and Exchange Commission Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(1). Accordingly, the Company is not required to submit a computation for the determination of reserve requirements or information relating to possession or control requirements.

SUPPLEMENTAL SCHEDULES

State Farm VP Management Corp.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Total stockholder's equity	$ 27,990,941
Deductions and/or charges	
Nonallowable assets	
Receivable from Parent	1,059,010
Receivable from other affiliates	450
Receivable from 529 plans	77,995
Receivable from funds for 12b-1 fees	945,277
Deferred tax asset	3,576,614
Prepaid commission expense	5,338,336
Total deductions and/or charges	10,997,682
Net capital before haircuts on securities positions	16,993,259
Haircuts on securities	
Trading and investment securities	
Other securities	537,052
Net capital	$ 16,456,207
Aggregate indebtedness ("AI")	
Items included in statement of financial condition	$ 18,819,452
Total aggregate indebtedness	$ 18,819,452
Computation of basic net capital requirements	
Minimum net capital requirement (greater of 6 2/3% of AI or $25,000)	$ 1,254,630
Excess net capital	$ 15,201,577
Excess net capital at 1000%	$ 14,574,261
Ratio: Aggregate indebtedness to net capital	1.14 to 1

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2008.

State Farm VP Management Corp.
Statement for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 Of the Securities and Exchange Commission
December 31, 2008

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k) 1 of that rule.

There were no differences between the information above and the corresponding information submitted by the Company within Part II A of their unaudited FormX-17a-5 as of December 31, 2008.

State Farm VP Management Corp.

(A wholly-owned subsidiary of State Farm Investment Management Corp.)

Financial Statements and Supplemental Schedules

December 31, 2008